Exhibit 12


                   Elizabethtown Water Company & Subsidiary
               Computation of Ratio of Earnings to Fixed Charges
                           and Preferred Dividends


                               Three Months Ended       Twelve Months Ended
                                    March 31,                 March 31,
                                1994         1993         1994         1993

                              ________     ________     ________     ________
EARNINGS:
Income before
 preferred stock
 dividends                    $3,081,510   $2,636,979  $15,277,050  $12,364,203
Federal income taxes           1,613,594    1,307,706    8,222,682    6,102,704
Interest charges               2,651,048    2,905,439   11,183,319   10,933,500

                             ___________  ___________  ___________  ___________
Earnings available
 to cover fixed
 charges                      $7,346,152   $6,850,124  $34,683,051  $29,400,407

                             ___________  ___________  ___________  ___________

                             ___________  ___________  ___________  ___________

FIXED CHARGES AND
 PREFERRED DIVIDENDS:
Interest on long
 term debt                     2,693,373    2,904,636   11,316,038   10,784,725
Preferred dividend
 requirement (1)                 379,806      392,670    1,594,781    1,568,335
Other interest                     3,504       25,525       55,900      475,210
Amortization of debt
 discount - net                   76,978       54,197      247,164      211,973

                             ___________  ___________  ___________  ___________

Total fixed charges           $3,153,661   $3,377,028  $13,213,883  $13,040,243

                             ___________  ___________  ___________  ___________

                             ___________  ___________  ___________  ___________

Ratio of Earnings to
 Fixed Charges and
 Preferred Dividends                2.33         2.03         2.62         2.25

                             ___________  ___________  ___________  ___________

                             ___________  ___________  ___________  ___________

(1) Preferred Dividend
    Requirement:
Preferred dividends             $249,267     $262,500   $1,036,767   $1,050,000
Effective tax rate                 34.37%       33.15%       34.99%       33.05%

                             ___________  ___________  ___________  ___________
Preferred dividend
   requirement                  $379,806     $392,670   $1,594,781   $1,568,335

                             ___________  ___________  ___________  ___________

                             ___________  ___________  ___________  ___________








Earnings to Fixed Charges and Preferred Dividends represents the sum of Income Before Preferred Stock Dividends, Federal income taxes and interest expenses (which is reduced by capitalized interest), divided by fixed charges. Fixed Charges and Preferred Dividends consist of interest on long and short-term debt (which is not reduced by capitalized interest), dividends on Preferred Stock on a pre-tax basis and amortization of debt discount.